SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 21, 2008

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION 03/31/2008	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01444 -3	2 - COMPANY'S NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 - Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001 - 80
4 - State Registration Number - NIRE 35300016831

01.02 – HEAD OFFICE

1 – ADDRESS Rua Costa Carvalho, 300			2 - SUBURB OR DISTRICT Pinheiros
3 - POSTAL CODE 05429 -900	4 - MUNICIPALITY São Paulo			5 - STATE SP
6 - AREA CODE 11 11 - AREA CODE 11	7 - TELEPHONE 3388-8000 12 - FAX 3813-0254	8 - TELEPHONE 3388- 8200 13 - FAX -	9 - TELEPHONE 3388- 8201 14 - FAX -	10 - TELEX
15 - E-MAIL sabesp@sabesp.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company’s Mail Address)

1 - NAME Rui de Britto Álvares Affonso
2 – ADDRESS Rua Costa Carvalho, 300			3 – SUBURB OR DISTRICT Pinheiros
4 - POSTAL CODE 05429 -900	5 - MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3388- 8247	9 - TELEPHONE 3388 -8386	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3815- 4465	14 - FAX -	15 - FAX -
16 - E-MAIL raffonso@sabesp.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 -BEGIN NING	2 - END	3 - QUARTER	4 -BEGINNING	5 - END	6 - QUARTER	7 -BEGINNING	8 - END
01/01/2008	12/31/2008	1	01/01/2008	03/31/2008	3	10/01/2007	12/31/2007
9 – INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes						10 - CVM CODE 00385 -9
11 – PARTNER RESPONSIBLE Marco Antonio Brandão Simurro						12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 755.400.708- 44

Page: 1

01.05 - CAPITAL COMPOSITION

NUMBER OF SHARES (thousand)	1 - CURRENT QUARTER 03/31/2008	2 - PRIOR QUARTER 12/31/2007	3 - SAME QUARTER PRIOR YEAR 03/31/2007
Paid- up Capital
1 - Common	227,836	227,836	28,479,577
2 - Preferred	0	0	0
3 - Total	227,836	227,836	28,479,577
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - SITUATION Operating
3 - NATURE OF OWNERSHIP State-owned
4 - ACTIVITY CODE 1160 - Sanitation, Water and Gas Services
5 - MAIN ACTIVITY Water Capture, Treatment and Distribution; Sewage Collection and Treatment
6 - TYPE OF CONSOLIDATION Not Submitted
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – DATE OF APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	Board of Directors’ Meeting	10/18/2007	Interest on capital	06/27/2008	Registered common	1. 1800000000
02	Board of Directors’ Meeting	02/21/2008	Interest on capital	06/27/2008	Registered common	0. 1400000000

Page: 2

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (R$ thousand)	4 - AMOUNT OF THE ALTERATION (R$ thousand)	5 - NATURE OF THE CHANGE	7 - NUMBER OF SHARES ISSUED (Thousand)	7 - SHARE PRICE ON ISSUE DATE (Reais)
1	04/29/2008	6,203,688	2,800,000	Profit reserve	0	0.0000000000

01.10 - INVESTOR RELATIONS OFFICER

1 - Date 05/15/2008	2 - SIGNATURE

Page: 3

02.01 - BALANCE SHEET - ASSETS (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 03/31/2008	4 - 12/31/2007
1	Total assets	18,590,181	18,663,376
1.01	Current assets	1,934,502	2,224,517
1.01.01	Cash and cash equivalents	380,225	464,997
1.01.01.01	Cash, banks and temporary cash investments	379,813	464,777
1.01.01.02	Other cash and cash equivalents	412	220
1.01.02	Receivables	1,344,359	1,546,391
1.01.02.01	Trade accounts receivable	1,226,632	1,207,885
1.01.02.02	Sundry receivables	117,727	338,506
1.01.02.02.01	Receivables from shareholders	117,727	338,506
1.01.03	Inventories	45,436	53,141
1.01.03.01	Storeroom supplies – operations	45,436	53,141
1.01.04	Other	164,482	159,988
1.01.04.01	Recoverable taxes	2,934	9,414
1.01.04.02	Deferred taxes	93,822	108,792
1.01.04.03	Other receivables	67,726	41,782
1.02	Noncurrent assets	16,655,679	16,438,859
1.02.01	Long-term assets	1,966,657	1,866,803
1.02.01.01	Sundry receivables	1,966,657	1,866,803
1.02.01.01.01	Trade accounts receivable	296,956	278,787
1.02.01.01.02	Receivables from shareholders	1,042,144	986,988
1.02.01.01.03	Indemnities receivable	148,794	148,794
1.02.01.01.04	Escrow deposits	22,880	19,806
1.02.01.01.05	Deferred taxes	379,364	357,226
1.02.01.01.06	Other receivables	76,519	75,202
1.02.01.02	Intercompany receivables	0	0
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	0	0
1.02.02	Permanent assets	14,689,022	14,572,056
1.02.02.01	Investments	720	720
1.02.02.01.01	In affiliated companies	0	0
1.02.02.01.02	In affiliated companies - goodwill	0	0
1.02.02.01.03	In subsidiaries	0	0
1.02.02.01.04	In subsidiaries - goodwill	0	0
1.02.02.01.05	Other investments	0	0
1.02.02.01.06	Shares in other companies	698	698
1.02.02.01.07	Compulsory deposits - Eletrobrás	22	22
1.02.02.02	Property, plant and equipment	14,123,586	14,060,073
1.02.02.02.01	Property, plant and equipment	12,223,632	12,303,700
1.02.02.02.02	Construction in progress	1,899,954	1,756,373

Page: 4

1 - Code	2 - Description	3 - 03/31/2008	4 - 12/31/2007
1.02.02.03	Intangible	562,075	507,789
1.02.02.04	Deferred charges	2,641	3,474
1.02.02.04.01	Organization and reorganization expenses	2,641	3,474

Page: 5

02.02 - BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 03/31/2008	4 - 12/31/2007
2	Total liabilities and shareholders’ equity	18,590,181	18,663,376
2.01	Current liabilities	2,270,102	2,454,737
2.01.01	Loans and financing	702,722	683,314
2.01.02	Debentures	277,397	58,800
2.01.02.01	7th issue of debentures	200,000	0
2.01.02.02	Interest on debentures	77,397	58,800
2.01.03	Trade accounts payable	106,953	165,267
2.01.04	Taxes payable	171,085	127,735
2.01.04.01	PAES (tax debt refinancing program)	44,413	43,918
2.01.04.02	COFINS and PASEP (taxes on revenue)	48,129	41,629
2.01.04.03	Income tax	34,285	4,420
2.01.04.04	Social contribution tax	16,609	5,331
2.01.04.05	INSS (Social security contribution)	20,015	20,072
2.01.04.06	Other	7,634	12,365
2.01.05	Dividends payable	0	0
2.01.06	Reserves	247,816	290,172
2.01.06.01	Tax contingencies	486	5,766
2.01.06.02	Civil contingencies	8,060	30,497
2.01.06.03	Contingencies with suppliers	87,722	88,229
2.01.06.04	Contingencies with customers	94,889	151,284
2.01.06.05	Environmental contingencies	7,068	9,594
2.01.06.06	Labor contingencies	49,591	4,802
2.01.07	Intercompany payables	0	0
2.01.08	Other	764,129	1,129,449
2.01.08.01	Payroll and related charges	185,201	166,797
2.01.08.02	Services	146,492	156,987
2.01.08.03	Interest on capital payable	279,515	680,339
2.01.08.04	Deferred taxes	74,531	75,249
2.01.08.05	Refundable amounts	39,699	39,122
2.01.08.06	Program contract commitments	29,033	0
2.01.08.07	Other payables	9,658	10,955
2.02	Noncurrent liabilities	6,232,348	6,424,633
2.02.01	Long-term liabilities	6,229,248	6,424,633
2.02.01.01	Loans and financing	3,411,343	3,465,664
2.02.01.02	Debentures	1,300,158	1,477,457
2.02.01.02.01	6th issue of debentures	438,212	427,657
2.02.01.02.02	7th issue of debentures	115,092	312,362
2.02.01.02.03	8th issue of debentures	746,854	737,438
2.02.01.03	Reserves	700,709	655,084
2.02.01.03.01	Labor indemnities	16,778	56,945
2.02.01.03.02	Civil contingencies	117,529	95,130
2.02.01.03.03	Contingencies with suppliers	78,619	83,427

Page: 6

02.02 - BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY (In thousands of Brazilian reais – R$)

1 – Code	2 - Description	3 - 03/31/2008	4 - 12/31/2007
2.02.01.03.04	Contingencies with customers	416,513	352,744
2.02.01.03.05	Environmental contingencies	50,138	40,481
2.02.01.03.06	Tax contingencies	21,132	26,357
2.02.01.04	Intercompany payables	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	817,038	826,428
2.02.01.06.01	Deferred taxes	126,384	159,865
2.02.01.06.02	PAES (tax debt refinancing program)	189,740	197,635
2.02.01.06.03	Social security charges	378,630	365,234
2.02.01.06.04	Indemnities	34,597	33,347
2.02.01.06.05	Program contract commitments	16,940	0
2.02.01.06.06	Other payables	70,747	70,347
2.02.02	Deferred income	3,100	0
2.02.02.01	Donations	3,100	0
2.04	Shareholders' equity	10,087,731	9,784,006
2.04.01	Capital	3,403,688	3,403,688
2.04.02	Capital reserves	124,255	124,255
2.04.02.01	Support to projects	108,475	108,475
2.04.02.02	Incentive reserve	15,780	15,780
2.04.03	Revaluation reserves	2,318,144	2,339,829
2.04.03.01	Own assets	2,318,144	2,339,829
2.04.03.02	Subsidiaries/Affiliates	0	0
2.04.04	Profit reserves	3,916,234	3,916,234
2.04.04.01	Legal	306,654	306,654
2.04.04.02	Statutory	0	0
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profit	0	0
2.04.04.05	Profit retention	0	0
2.04.04.06	Special for unpaid dividends	0	0
2.04.04.07	Other profit reserves	3,609,580	3,609,580
2.04.04.07.01	Reserve for investments	3,609,580	3,609,580
2.04.05	Retained earnings (accumulated deficit)	325,410	0
2.04.06	Advance for future capital increase	0	0

Page: 7

03.01 - STATEMENT OF INCOME (In thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 1/01/2008 to 03/31/2008	4 - 1/01/2008 to 03/31/2008	5 -1/01/2007 to 03/31/2007	6 - 1/01/2007 to 03/31/2007
3.01	Gross revenue from sales and/or services	1,658,617	1,658,617	1,583,224	1,583,224
3.02	Gross revenue deductions	(118,548)	(118,548)	(118,617)	(118,617)
3.03	Net revenue from sales and/or services	1,540,069	1,540,069	1,464,607	1,464,607
3.04	Cost of sales and/or services	(664,753)	(664,753)	(652,919)	(652,919)
3.05	Gross profit	875,316	875,316	811,688	811,688
3.06	Operating (expenses) income	(412,577)	(412,577)	(354,890)	(354,890)
3.06.01	Selling	(138,613)	(138,613)	(150,180)	(150,180)
3.06.02	General and administrative	(112,476)	(112,476)	(94,265)	(94,265)
3.06.03	Financial	(161,488)	(161,488)	(110,445)	(110,445)
3.06.03.01	Financial income	52,390	52,390	33,742	33,742
3.06.03.01.01	Financial income	52,155	52,155	33,909	33,909
3.06.03.01.02	Exchange gains	235	235	(167)	(167)
3.06.03.02	Financial expenses	(213,878)	(213,878)	(144,187)	(144,187)
3.06.03.02.01	Financial expenses	(202,345)	(202,345)	(191,052)	(191,052)
3.06.03.02.02	Exchange losses	(11,533)	(11,533)	46,865	46,865
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Income from operations	462,739	462,739	456,798	456,798
3.08	Nonoperating income (expenses)	10,957	10,957	(1,012)	(1,012)
3.08.01	Income	14,385	14,385	997	997
3.08.01.01	Income	16,156	16,156	1,331	1,331
3.08.01.02	COFINS and PASEP (taxes on revenue)	(1,771)	(1,771)	(334)	(334)
3.08.02	Expenses	(3,428)	(3,428)	(2,009)	(2,009)
3.08.02.01	Loss on write-off of property, plant and equipment items	(3,236)	(3,236)	(1,960)	(1,960)
3.08.02.02	Tax incentives	0	0	0	0
3.08.02.03	Other	(192)	(192)	(49)	(49)
3.09	Income before taxes and profit sharing	473,696	473,696	455,786	455,786
3.10	Provision for income and social contribution taxes	(192,297)	(192,297)	(181,077)	(181,077)
3.10.01	Provision for income tax	(141,316)	(141,316)	(132,968)	(132,968)
3.10.02	Provision for social contribution tax	(50,981)	(50,981)	(48,109)	(48,109)

Page: 8

1 – Code	2 – Description	3 - 1/01/2008 to 03/31/2008	4 - 1/01/2008 to 03/31/2008	5 -1/01/2007 to 03/31/2007	6 - 1/01/2007 to 03/31/2007
3.11	Deferred income tax	22,326	22,326	18,171	18,171
3.11.01	Deferred income tax	16,416	16,416	13,361	13,361
3.11.02	Deferred social contribution tax	5,910	5,910	4,810	4,810
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.12.02.01	Extraordinary item	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss)	303,725	303,725	292,880	292,880
	Number of shares, former treasury shares (thousand)	227,836	227,836	28,479,577	28,479,577
	EARNINGS PER SHARE	1.33309	1.33309	0.01028	0.01028
	LOSS PER SHARE

Page: 9

(Convenience Translation into English from the Original Previously Issued in Portuguese)

PUBLIC FEDERAL SERVICE
CVM – SECURITIES EXCHANGE COMMISSION
ITR – QUARTERLY INFORMATION	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	03/31/2008

01444 -3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO 43.776.517/0001-80

04.01 – EXPLANATORY NOTES

Amounts in thousands of Brazilian reais- R$, unless otherwise stated

1. OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (the “Company”) is a mixed–capital company headquartered in São Paulo, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services, and supplies treated water on a bulk basis and provides sewage treatment services to other six municipalities of the Greater São Paulo Metropolitan Area.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The Company intends to expand it basic operations and, at the same time, become an environmental solutions company.

The company operates water and sewage services in 366 of municipalities of the State of São Paulo. In most of these municipalities, the operations are based on 30-year concession agreements. In 2007, 174 concessions expired, 86 of which resulted in new agreements and 88 are being negotiated. Therefore, 21 concessions that would expire between 2008 and 2030 were anticipated, totaling 107 new agreements for more 30 years and the remainder are in effect.

From 2008 to 2037, 136 concessions will expire in addition to other 35 with legal relationships with indefinite term for which Law 11445, which regulated the sanitation services in Brazil, determines that the parties can sign an agreement by 2010.

Management believes that all concessions terminated and not yet renewed will result in new contracts or extensions, and does not consider the risk of discontinuity in the provision of municipal water and sewage services. As of March 31, 2008, the book value of property, plant and equipment used in the 88 municipalities under negotiation totals R$1.79 billion and revenue for the same period total R$211 million.

In the municipality of Santos, in the Santista lowland, which has a significant population, the Company operates supported by a public authorization deed, a similar situation in other municipalities in that region and in Ribeira valley, where the Company started to operate after the merger of the companies that formed it.

On January 5, 2007, Law 11445 was enacted, establishing the ba sic sanitation regulatory framework, providing for the nationwide guidelines and basic principles for the provision of such services, such as social control, transparency, the integration authority of sanitation infrastructures, water resources management, and the articulation between industry policies and public policies for urban and regional development, housing, suppression of poverty, promotion of health and environmental protection, and other related issues. The regulatory framework also aims at effic iently improving quality of living and economic sustainability, allowing for the adoption of gradual and progressive solutions consistent with users’ payment ability.

Page: 10

As benefits for the Company, this law:

• Clarifies the conditions for transitional services, by amending Article 42 of the Concession Law to determine that the Concession Grantor has to perform evaluations, surveys and payment due compensation before retaking the concession assets, as a condition for the validity of the subsequent municipal actions;

• Significantly reduces the possibility of a favorable outcome in legal actions for immediately retaking services, without payment of due compensation;

• Aims at improving the attainment of public interests related to the environment and supports state planning of services, without disregarding local peculiarities, taking into consideration the need for the Municipalities to present sanitation plans that are compatible with the hydrographic basin plans;

• Imposes the creation of a regulatory agency and the issue of regulations that increase transparency and efficiency in services inspections, as well as in the provision of services itself, safeguarding and converging the different interests of consumers and contractors;

• Another important change in the regulatory environment in 2007 was the creation of the São Paulo State Sanitation and Power Regulatory Agency (ARSESP).

The Company’s shares have been listed on the Novo Mercado (New Market) segment of the BOVESPA (São Paulo Stock Exchange) since April 2002, and on the New York Stock Exchange (NYSE) as ADRs since May 2002.

2. PRESENTATION OF FINANCIAL STATEMENTS

The interim financial statements have been prepared in accordance with the standards established by the Brazilian Securities Commission (CVM), applicable to the preparation of interim financial statements, including CVM Instruction No. 469/08.

The interim financial statements have been prepared according to principles, practices and criteria consistent with those adopted in the preparation of the financial statements for the year ended December 31, 2007 and should be read together with them, except for the classification of donations received which, beginning January 1, 2008, have been recorded under the caption deferred income according to CVM Instruction No. 469 of May 2, 2008.

Amendment to Brazilian Corporate Law, effective January 2008

On December 28, 2007, Law No. 11638 was enacted, altering, revoking and adding new provisions to the Brazilian Co rporate Law, especially with respect to chapter XV. This Law is effective for fiscal years beginning on or after January 1, 2008 and was designed primarily to update the Brazilian Corporate Law, so as to enable the convergence of Brazilian accounting practices with international accounting standards (IFRS) and allow the Brazilian Securities Commission (CVM) to issue new accounting standards and procedures, in conformity with such international accounting standards.

The main changes are summarized as follows:

- Replacement of the statement of changes in financial position by the statement of cash flows.

Page: 11

- Requirement for the presentation of a Statement of Value Added.

- Possibility of maintaining separate accounting records for purposes of complying with tax legislation and reflecting necessary adjustments in order to prepare the financial statements in conformity with Brazilian Corporate Law.

- Creation of the account groups Intangible Assets to permanent assets and valuation adjustments to shareholders’ equity.

- Standardization of the criteria for measurement and classification of financial instruments, including derivatives.

- Requirement that periodic review and analysis of the recoverability of amounts recorded in property, plant and equipment, and intangible assets.

- Elimination of the possibility to record the premium received on issue of debentures and donations and government investment grants (including tax incentives) directly as capital reserves in shareholders’ equity. Tax incentives arising from donations and government investment grants for investments will no longer be classified as capital reserve, becoming part of income for the year. The Company’s management may allocate a portion of net income resulting from these incentives to the formation of profit reserve and may be deducted from the calculation basis of the mandatory dividend.

- Requirement to record under the caption property, plant and equipment those rights in tangible assets that are maintained or used in the operations of the Company’s business, including those rights received as a result of transactions that transfer the benefits, risks and control of such assets to the Company (e.g., capital lease).

- Modification of the definition of those assets to be recorded under the caption deferred charges.

- Adjustments to present value for assets and liabilities arising from long-term transactions, as well as for significant short-term transactions.

On May 2, 2008, the Brazilian Securities Commission (CVM) issued the Instruction No. 469/08 that provides for the application of Law No. 11638/07. This Instruction permits companies to immediately apply to 2008 interim financial statements all the provision of the new Law or disclose in notes to the interim financial statements of the changes that might have a material impact on the financial statements as of 2008 yearend, by estimating the possible effects on shareholders' equity and the statement of income.

The Company elected to disclose the effects of the new law in notes to the interim financial statements and effectively record in the interim financial statements as of March 31, 2008, those items considered material and mandatory of Instruction No. 469/08. Consequently, the amount of R$3,100, related to donations received in the first quarter of 2008 was recorded under deferred income until it is definitely regulated.

In addition to the issue of CVM Instruction No. 469/08, the Company considers that even though most of the provisions amended by the new Law still depend on regulation to be issued by CVM, the material issues that might change the presentation of the financial statements are already being adopted or disclosed, and refer to the segregation of the group Intangible assets in permanent assets, the disclosure of the statements of cash flows (as disclosed in note 18) and value added (disclosed in the annual financial statements), and measurement at market value of the financial instruments, disclosed comparatively to their carrying amount in note 15.

Page: 12

3. TRADE ACCOUNTS RECEIVABLE

(a) Summary of trade accounts receivable balances

	Mar 2008	Dec 2007

Private sector
General and special customers (i) (ii)	746,768	704,626
Agreements (iii)	206,037	202,037

	952,805	906,663
Government entities
Municipal	512,012	524,519
Federal	27,737	25,792
Agreements (iii)	111,037	81,490

	650,786	631,801
Bulk sales – Municipal Administration Offices (iv)
- Guarulhos	396,606	383,911
- Mauá	140,654	135,272
- Mogi das Cruzes	15,538	12,549
- Santo André	338,574	326,549
- São Caetano do Sul	3,118	2,971
- Diadema	101,970	99,932

	996,460	961,184

Unbilled supply	280,317	301,695

Subtotal	2,880,368	2,801,343

Allowance for doubtful accounts	(1,356,781)	(1,314,671)

Total	1,523,587	1,486,672

Current	1,226,632	1,207,885
Noncurrent (v)	296,956	278,787

(i) General customers – residential and small and medium-sized companies.

(ii) Special customers – large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

Page: 13

(iii) Agreements – installment payments of past-due receivables, plus monetary adjustment and interest through the balance sheet date, falling due between 6 and 12 months, except for agreements with municipal administration offices, which fall due through 2011.

(iv) Bulk Sales - municipal administration offices – This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final consumers. Some of these municipalities are questioning in court the tariffs charged by SABESP and do not pay for the amounts in dispute. The amounts past due are classified in long-term assets pursuant to the changes below:

	Mar 2008	Dec 2007

Balance at beginning of period	961,184	938,597
Billing for services provided	77,055	77,258
Receipts – services in the current year	(21,616)	(45,011)
Receipts – services in previous years	(20,163)	(9,660)
Balance at end of period	996,460	961,184

Current	44,419	50,769
Noncurrent	952,041	910,415

(v) The noncurrent portion consists of trade accounts receivable that are past due and renegotiated with customers and amounts past due related to bulk sales to municipal administration offices and is recorded in the allowance for doubtful accounts.

(b) The aging of trade accounts receivable is as follows:

	Mar 2008	Dec 2007

Current	824,591	783,946
Past-due:
Up to 30 days	153,395	148,498
From 31 to 60 days	76,446	81,244
From 61 to 90 days	47,169	55,821
From 91 to 120 days	43,757	46,202
From 121 to 180 days	88,622	81,313
From 181 to 360 days	143,616	151,993
Over 360 days	1,502,773	1,452,326

Total	2,880,369	2,801,343

(c) Allowance for doubtful accounts

(i) The increase in the allowance in the period is as follows:

Page: 14

	1st Qtr/08	1st Qtr/07

Beginning balance	1,314,671	1,123,157

Private sector / government entities	11,498	26,932
Bulk sales	30,612	26,556

Additions for the period	42,110	53,488

Ending balance	1,356,781	1,176,645

Current	599,211	528,432
Noncurrent	757,570	648,213

(ii) In income

The Company recorded probable losses on accounts receivable in the first quarter of 2008, in the amount of R$57,468, directly in income for the period, under “Selling expenses”. In the first quarter of 2007 these losses totaled R$76,303.

	1st Qtr/08	1st Qtr/07

Provisions (over 5,000 Brazilian reais)	(52,775)	(58,829)
Recoveries (over 5,000 Brazilian reais)	10,665	5,341
Write-offs (lower or equal to 5,000 Brazilian reais)	(61,034)	(49,067)
Recoveries (lower or equal to 5,000 Brazilian reais)	45,676	26,252

Expenses (note 17)	(57,468)	(76,303)

Management believes that the allowance for doubtful accounts is sufficient to absorb losses on trade accounts receivable.

4. RELATED-PARTY TRANSACTIONS

The Company is a party to transactions with its controlling shareholder, São Paulo State Government (“ Gesp”), and companies related to it.

(a) Accounts receivable, interest on capital and operating revenue with the São Paulo State Government

	Mar 2008	Dec 2007

Intercompany receivables

Current assets:
Water and sewage services (i)	89,993	311,528
Gesp Agreement (iii), (iv) and (v)	27,734	26,978

Total current assets	117,727	338,506

Long -term assets:
Water and sewage services - Gesp Agreement (iii), (iv) and (v)	104,137	107,911

Page: 15

	Mar 2008	Dec 2007

Reimbursement of additional retirement and pension benefits paid (ii) and (vi)	938,007	879,077

Gross long -term amount receivable from shareholder	1,042,144	986,988

Total receivable from shareholder	1,159,871	1,325,494

Provision of water and sewage services	221,864	446,417
Reimbursement of additional retirement and pension benefits	938,007	879,077

	1,159,871	1,325,494

Interest on capital payable	151,151	551,974

Gross revenue from sales and services	1st Qtr/08	1st Qtr/08

Water sales	43,161	47,305
Sewage services	36,426	39,885
Receipts	(306,912)	(93,722)

(i) Water and sewage services

The Company provides water supply and sewage collection services to São Paulo State Government and other companies related to São Paulo State Government, under usual market terms and conditions, except for the settlement of receivables, which may be realized in the conditions mentioned in items (iii) and (iv).

(ii) Reimbursement of additional retirement and pension benefits paid

Refers to amounts that supplement retirement and pension benefits paid by the Company to former employees from state-owned companies that merged to form the Company. The amounts involved have to be reimbursed to the Company by São Paulo State Government in its capacity of main debtor pursuant to State Law No. 200/74. As of March 31, 2008 and December 31, 2007, 2,613 and 2,635 retired employees, respectively, received additional retirement benefits and for the quarters ended March 31, 2008 and December 31, 2007, the Company paid R$24,466 and R$32,373, respectively. There were 143 active employees as of March 31, 2008 who will be entitled to these benefits as a result to their retirement in comparison to 144 as of December 31, 2007.

(iii) Gesp Agreement

Entered into on December 11, 2001 between the Company, the São Paulo State Government (through the State Finance Department) and the Water and Electric Energy Department (DAEE), with the intermediation of the Water Resources, Sanitation and Construction Works Department, in which the State acknowledges that, under Law No. 200/74 it is accountable for the benefits arising from additional retirement and pension benefits and recognizes the existence of debs arising from bills related to the provision of water supply and sewage services. Total agreement amounted to R$678,830, at historical value, R$320,623 of which refers to additional retirement and pension benefits in the period between March 1986 and November 2001, and R$358,207 arising from the provision of water supply and sewage collection services, billed in and past due since 1985 until December 1, 2001.

Page: 16

In view of the strategic importance of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs for guaranteeing and maintaining the Upper Tietê water volume, the Water and Electric Energy Department (DAEE) intends to transfer these assets to the Company as partial amortization, by assigning a receivable in the amount owed by the State. The appraisal of the reservoirs was approved by the Company’s Board of Directors and indicates the amount of R$300,880 (base date – June 2002), as mentioned in the related report. However, there is a civil class action at the São Paulo State Appeals Court involving the transfer of these reservoirs. The Company’s legal counsel evaluate the risk of loss from this lawsuit as probable, which would hinder the transfer of the related reservoirs as a partial amortization of the balance receivable.

The balances of water supply and sewage collection services were included in the First and Second amendments as described below (iv) and (v). The balances related to the reimbursement of additional retirement and pension benefits were included in the Commitment Agreement between São Paulo State and Sabesp, as described below (vi).

(iv) First Amendment to the Gesp Agreement

On March 22, 2004, the Company and the State Government amended the terms of the original Gesp Agreement, (1) consolidating and recognizing the amounts due by the State Government for water supply and sewage collection services provided, monetarily adjusted until February 2004; (2) formally authorizing the offset of amounts due by the State Government with interest on capital declared by the Company and any other debit existing with the State Government as of December 31, 2003, monetarily adjusted until February 2004; and (3) defining the payment conditions of the remaining liabilities of the State Government for the receipt of the water supply and s ewage collection services.

Pursuant to the Amendment, the State Government recognized the amounts due to the Company for water supply and sewage collection services provided until February 2004 in the amount of R$581,779, including monetary adjustment based on the TR at the end of each year until February 2004. The Company recognized amounts payable to the State Government related to interest on capital in the amount of R$518,732, including (1) amounts declared related to years prior to 2003 (R$126,967), (2) monetary adjustment of these amounts based on the annual variation of the Consumer Price Index (IPC/Fipe) until February 2004 (R$31,098); and (3) amounts declared and due related to 2003 (R$360,667).

The Company and the State Government agreed on the mutual offset of R$404,889 (monetarily adjusted until February 2004). As of November 30, 2007, the remaining balance of this agreement was R$133,709, which was subject to the “Second Amendment to the Gesp Agreement” (v).

The Amendment to the Gesp Agreement does not provide for amounts due by the State Government related to the additional retirement and pension plan benefits paid on behalf of the State Government by the Company, which are subject to the Commitment Agreement described below (vi).

(v) Second Amendment to the Gesp Agreement

Page: 17

On December 28, 2007, the Company and the State Government, through the Finance Department, signed the second amendment to the terms of the original Gesp Agreement, (1) agreeing upon the payment in installments of the re maining balance of the First Amendment, amounting to R$133,709, to be paid in 60 monthly and consecutive installments of the same amount, the first of which falling due on January 2, 2008. The amount of the installments will be monetarily adjusted in accordance with the variation of the IPCA -IBGE, plus interest of 0.5% per month. The balance of this agreement, the installments of which have been monthly paid, includes the amount of R$46,244, which the State does not recognize as due. SABESP’s understanding differs from that of the State regarding this amount and does admit the review of these previously agreed-upon amounts without the supported and unequivocal demonstration of the lack of relation between the amounts presented by SABESP and the services effectively provided. For this reason the Company understands that the recognition of an allowance for losses regarding these amounts is not necessary (pursuant to item VII, of the Recitals, of the Second Amendment to the Recognition Instrument, Payment Commit ment and Other Covenants between the State of São Paulo and SABESP) (2) with respect to the accounts past due and unpaid in the period between March 2004 and October 2007, arising from the provision of water supply and sewage collection services in the amo unt of R$256,608, R$235,407 was received and R$21,201, is pending confirmation of receipt. These amounts are being jointly analyzed by SABESP and the representatives of the many State departments. To date, differences regarding the debtor but not the amount of the debt have been identified. In the event of the reclassification of the entity responsible for paying the account, SABESP will transfer the charge to the respective Entity. The Company did not recognize an allowance for losses in this amount as it understands that the differences are substantially related to the identification of the debtor. (3) The interest on capital due by SABESP to the State, related to the period between March 2004 and December 2006, in the amount of R$400,823, adjusted from June 2007 to November 2007, based on the Selic (Central Bank overnight rate), was paid in the period between January and March 2008. (4) The State and SABESP agreed to resume immediately the compliance with their mutual obligations under new assumptions: (a) implementation of an electronic account management system to facilitate and speed up the monitoring of payment processes and budget management procedures; (b) structuring of the Rational Water Use Program (PURA) to rationalize the consumption of water and the amount of the water and sewage bills under the responsibility of the State; (c) establishment, by the State, of criteria for budgeting so as to avoid the reallocation of amounts to a specific water and sewage accounts as from 2008; (d) possibility of registering state bodies and entities in a delinquency system or reference file; (e) possibility of interrupting water supply to state bodies and entities in the case of nonpayment of water and sewage bills.

Management understands that all amounts due by the State Government are receivable and does not expect to incur in losses on such accounts receivable.

(vi) Commitment Agreement entered into by the State of São Paulo and Sabesp

On March 26, 2008, the State of São Paulo, through the Finance Department and the Sanitation and Energy Department, and Sabesp entered into a Commitment Agreement for the settlement of outstanding debts related to the reimbursement of pension benefits.

Even though the State acknowledges its debts related to the pension benefits, the State disagrees with the criteria adopted by SABESP to grant and pay the benefits, based on the legal opinions issued by the State Attorney General, which restrict State actions and prevent the voluntary reimbursement of all amounts paid by Sabesp.

From Sabesp’s standpoint, the criteria adopted in the past to grant and pay pension benefits were correct, as they were based on specific State authorizations or then effective legal opinions.

The prolongation of the disputes between the State and SABESP is the main reason why the parties did not manage until now to fully implement the provisions of the São Paulo State Government Agreement signed in 2001, described in note 4 (iii).

Page: 18

Based on preliminary information gathered, under the calculation and eligibility criteria agreed by the State, Sabesp estimated, up to de first quarter of 2008, a Indisputable Reimbursement of approximately R$987 million, which comprises monetary adjustment based on the IPCA (Extended Consumer Price Index) (R$642.3 million in notional amounts). The amount paid by SABESP up to de first quarter of 2008 was R$1,503.5 million, adjusted based on the IPCA (R$938 million in notional amounts).

The parties agree that this discrepancy should not represent an obstacle to the implementation of the commitments made in the São Paulo State Government Agreement – Nota 4 (iii) regarding the Indisputable Reimbursement.

Fipecafi is validating the Indisputable Reimbursement and the Controversial Amount, estimated by Sabesp, as well as other firms to perform a new evaluation of the Reservoirs that might be transferred to SABESP as amortization of the reimbursement payable by the State. The amount of the Indisputable Reimbursement shall be added of the monthly variation of the IPCA from the month of each disbursement made by Sabesp to the month the determination work is completed.

Once the amount of the Indisputable Reimbursement is determined and validated by the parties, and the new evaluation of the reservoirs is concluded, the State shall initiate the 30-day period for payment of the Indisputable Reimbursement, as provided for by the São Paulo State Government Agreement, in 114 monthly, consecutive installments, including the annual IPCA variation, plus interest of 6% per year.

The State confirms it is willing to assume the responsibility for the processing and direct payment of the benefits if Sabesp succeeds in reversing the court decision that requires the Company to keep paying the pension benefits, under the current terms and conditions. While the current court decision is not overruled, the State shall transfer to Sabesp the cash required to pay the indisputable amount of the monthly due benefits.

Sabesp shall not waive the receivables from the State to which the Company considers itself to be legally entitled. Accordingly, it will take all possible actions to resolve the issue at all technical and court levels. Should this dispute persist, the Company will take all the necessary actions to protect the Company’s interests.

Based on preliminary calculation, considering the reimbursement of the Indisputable Amount by the São Paulo State Government, estimated at approximately R$987.0 million, representing 66% of the amount paid by SABESP and considering, among other aspects, the need to recognize an actuarial liability to reflect the right to benefits that will be paid in the future, the estimated impact on the Company’s results of income as of March31, 2008 would be approximately R$526 million (R$513 million approximately December 31, 2007).

No amounts were accrued for loss or the benefits that will be paid in the future as the likelihood of receiving the outstanding amounts and resolving the existing disputed favorably to the Company is highly probable. This expectation is based, in addition to an internal analysis by the Company’s staff, on an outside legal opinion, which concludes, after carefully analyzing the matter, that the likelihood of a favorable outcome in a possible recourse action filed by the Company is highly probable. According to this opinion, the circumstances under which the payment of the benefits was made imposes to the São Paulo State Government the duty of reimbursing the Company, since the Company, as the employer, was merely a co-obligator. The analysis of the main disputes allow us to conclude that the criteria adopted by the Company in the past to grant and pay the benefits are reasonable, as they were built based on specific guidance of the São Paulo State Government.

Page: 19

Approximately 80% of the billing from November 2007 to March 2008 has already been paid by the State Government. The remaining amount is being analyzed and will be received as soon as the state bodies conclude the checking.

(b) Cash and cash equivalents

The Company’s cash and temporary cash investments with financial institutions controlled by the State Government amounted to R$334,718 and R$421,630 as of March 31, 2008 and December 31, 2007, respectively. The financial income arising from these temporary cash investments totaled R$9,740 and R$9,378 in the periods ended March 31, 2008 and 2007, respectively. The Company must, pursuant to a State Decree, invest its surplus resources with financial institutions controlled by the State Government.

(c) Agreement for the use of reservoirs

In its operations, the Company uses the Guarapiranga and Billings reservoirs and part of some reservoirs of the Upper Alto, which are owned by the Water and Electric Energy Department (DAEE); should these reservoirs not be available for use to the Company, there could be the need to collect water in more distant places. The Company does not pay any fee for the use of these reservoirs but it is responsible for their maintenance and operating costs.

(d) Agreements with lower tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA).

The Company has signed agreements with government entities related to the State Government and municipalities where it operates involving approximately 7,100 real estates that are benefited from a reduction of 25% in the tariff of water supply and sewage collection services. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in the consumption of water.

(e) Guarantees

The State Government grants guarantees for some loans and financing of the Company and does not charge any fees with respect to such guarantees.

(f) Related-party transactions

Management is making efforts to maintain the State’s payments with respect to transactions with related parties in non-default on a permanent basis.

5. INDEMNITIES RECEIVABLE

Indemnities receivable are a noncurrent asset that represents amounts receivable from the Municipalities of Diadema and Mauá as an indemnity for their unilateral termination of the concessions for water supply and sewage collection services of the Company in 1995. As of March 31, 2008 and December 31, 2007, this asset amounted to R$148,794.

Page: 20

Due to these concession agreements, the Company invested in the construction of water and sewage systems in those municipalities in order to meet its concession service commitments. For the unilateral termination of the Diadema and Mauá concessions, the municipalities assumed the responsibility of supplying water and sewage services in those regions. At that time, the Company reclassified the balances of property, plant and equipment related to the assets used in those municipalities to noncurrent assets (indemnities receivable) and recorded non-indemnifiable costs to reflect the assets by their estimated recoverable amounts, contractually agreed as indemnity by the Company with the proper authorities. The net book value of property, plant and equipment relating to the Municipality of Diadema, written off in December 1996, amounted to R$75,231, and the indemnity balance and other receivables from the municipality amounted to R$62,876 as of March 31, 2008 and December 31, 2007. The net book value of property, plant and equipment relating to the Municipality of Mauá, written off in December in 1999, amounted to R$103,763, and the indemnity balance totaled R$85,918 as of March 31, 2008 and December 31, 2007.

The Company’s rights to recover these amounts are challenged by the municipalities and no amount has been received to date.

Sabesp filed lawsuits to collect the amounts due by the municipalities. With respect to Diadema, the decision of the lower court judge was unfavorable to Sabesp, which filed an appeal in November 2000. On December 1, 2005, Sabesp’s appeal to have the agreement entered into with the municipality of Diadema declared valid was partially accepted. On October 11, 2006, the municipality administration office filed special and extraordinary appeals and on November 21, 2006 the decision that allowed the Company to present its reply to said appeals was published. Sabesp presented its reply on December 6, 2006. The appeals were rejected by the Chief Justice on March 27, 2007 and the municipal administration office filed new interlocutory appeals against this decision. The interlocutory appeal filed to the Federal Supreme Court (STF) was accepted but only for the purposes of determining the sentence for the extraordinary appeal that had been rejected. On December 26, 2007, the decision that accepted the execution of the Companhia de Saneamento the Diadema – Saned was rendered, ordering this company to be summoned to pay the full amount of the debt within 15 days under the penalty of fine. Currently, the Company awaits the effect of this decision, as said decision was published on January 31, 2008 and Saned filed an Interlocutory Appeal against it but, on February 28, 2008, the Reporting Judge, sustained the decision and awaits for information on the lower court decision in order to analyze the motion for suspension.

With respect to Mauá, a lower court decision dated February 23, 2005 demanded this Municipality to pay the amount of R$153.2 million as a compensation for loss of profits. This decision was appealed by Mauá on April 15, 2005 and is pending a new decision by the Court Decision. On July 4, 2006, the decision was converted in diligence consisting of an expert clarification on the amount of the indemnity for loss of profits. The clarification was provided on December 18, 2007 and the expert confirmed the amount of the loss of profits determined by the lower court. After the exposures by the parties, the court records were sent for conclusion of the Reporting Justice, who will set a date for the judgment of the appeal.

Based on the opinion of its legal counsel, Management continues to state that the Company is entitled to receive the amounts related to the indemnity and continues to monitor the status of the lawsuits.

Page: 21

6. PROPERTY, PLANT AND EQUIPMENT

		Mar 2008		Dec 2007

	Adjusted	Accumulated
	cost	depreciation	Net	Net

In use
Water systems
Land	962,214	-	962,214	961,538
Buildings	2,812,237	(1,590,786)	1,221,451	1,251,702
Connections	991,381	(395,594)	595,787	586,159
Water meters	302,256	(151,517)	150,739	145,324
Networks	3,479,660	(1,119,946)	2,359,714	2,392,416
Wells	209,194	(110,043)	99,151	97,490
Equipment	524,267	(355,504)	168,763	169,704
Other	16,368	(13,343)	3,025	3,124

Subtotal	9,297,577	(3,736,733)	5,560,844	5,607,457

Sewage systems
Land	348,827	-	348,827	348,508
Buildings	1,653,511	(663,528)	989,983	1,003,809
Connections	948,303	(399,755)	548,548	553,725
Networks	5,571,805	(1,276,975)	4,294,830	4,321,273
Equipment	565,261	(443,611)	121,650	123,340
Other	4,804	(2,823)	1,981	2,113

Subtotal	9,092,511	(2,786,692)	6,305,819	6,352,768

General use
Land	107,706	-	107,706	107,707
Buildings	139,153	(81,663)	57,490	57,882
Transportation equipment	146,560	(131,503)	15,057	11,147
Furniture, fixtures and equipment	330,690	(180,452)	150,238	140,260
Free lease land	20,556	-	20,556	20,556
Free lease assets	8,457	(2,535)	5,922	5,923

Subtotal	753,122	(396,153)	356,969	343,475

Total in use	19,143,210	(6,919,578)	12,223,632	12,303,700

In progress
Water systems	779,227	-	779,227	734,016
Sewage systems	1,116,531	-	1,116,531	1,018,620
Other	4,196	-	4,196	3,737

Total in progress	1,899,954	-	1,899,954	1,756,373

Total	21,043,164	(6,919,578)	14,123,586	14,060,073

Page: 22

Property, plant and equipment in use represents the assets involved in the provision of water supply and sewage collection services. Under the assets arising from contracts negotiated based on economic and financial reports and program contracts, SABESP is both the owner and the manager.

(a) Depreciation

Depreciation is calculated based on the following annual rates:

Buildings – 4%, interceptors and networks – 2%, machinery and equipment – 10%, water meters – 10%, vehicles – 20%, computer equipment – 20%, building connectors – 5%, office furniture – 10% and other items – 10%.

(b) Write-offs of property, plant and equipment

In the first quarter of 2008, the Company wrote off property, plant and equipment items in the amount of R$3,236 (R$1,960 in the first quarter of 2007), related to items in use, due to obsolescence, theft and sale.

(c) Capitalization of interest and financial charges

The Company capitalized interest and monetary adjustment, including exchange variation, in property, plant and equipment in the amount of R$12,826 in the first quarter of 2008 (first quarter of 2007 - R$(2,671)), and during this period these assets were presented as construction in progress.

(d) Construction in progress

The estimated disbursements beginning in the first quarter of 2008 until 2013, related to already contracted investments, total approximately R$1,798 million.

(e) Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate or establish rights of way in third-parties’ properties according to prevailing legislation. The owners of these properties will be compensated either amicably or through courts. The estimated disbursements to be made beginning the first quarter of 2008, without an estimated date, is approximately R$472 million. The assets to be received as a result of these negotiations will be recorded as property, plant and equipment after the transaction is completed. In the first quarter of 2008, the amount related to expropriations was R$1,452 (R$437 in the first quarter of 2007).

(f) Assets offered as guarantee

As of March 31, 2008, the Company had assets in the amount of R$249,034 offered as guarantee to the request for the PAES (tax debt refinancing program) (note 10).

The three properties of the Company in the amount of R$60,539, which were offered as guarantee for a financing from the International Bank for Reconstruction and Development (IBRD) and the settlement of which took place in April 2007, are awaiting release by the Federal Government.

Page: 23

(g) Nonoperating assets

The Company had, as of March 31, 2008 and December 31, 2007, free lease assets in the amount of R$26,479 mainly related to land located near operating areas.

(h) Revaluation

Property, plant and equipment items were revalued in 1990 and 1991 and are depreciated at annual rates that correspond to their remaining useful lives determined in the related reports, which, as general rule, fall into the periods of the rates presented above.

As allowed by CVM Instruction No. 197/93, the Company failed to recognize a provision for the deferred tax effect on the appreciation arising from the revaluation of property, plant and equipment in 1990 and 1991. Should income and social contribution taxes be recognized on the revaluation reserve, the unrealized amount as of March 31, 2008 would total R$393,251 (R$422,966 through March 31, 2007). The amount of R$21,685 was realized in the period from January to March 2008 (R$21,843 from January to March 2007).

(i) Fully depreciated assets

As of March 31, 2008 and December 31, 2007, the book value of the fully depreciated assets that are still in use is R$763,182 and R$606,142, respectively.

7. INTANGIBLE ASSETS

	Mar 2008	Dec 2007
(a) Concessions	504,365	507,789
(b) Program contracts	57,710	-

	562,075	507,789

a) Concessions

In the period between 1999 and 2006, the negotiations for new concessions were conducted on the basis of the economic and financial results of the transaction, determined in an appraisal report issued by independent experts.

The amount determined in the respective contract, after the transaction is closed with the municipal authorities, with payment through Company shares (through December 2000) or in cash, is recorded in this account and amortized over the period of the related concession (mostly 30 years). As of March 31, 2008 and December 31, 2007 there were no amounts pending related to these payments to the municipalities.

The net amount shown relates to concessions with the following municipalities:

Page: 24

		Mar 2008		Dec 2007

	Adjusted	Accumulated
	cost	amortization	Net	Net

Agudos	7,787	(2,238)	5,549	5,606
Bom Sucesso do Itararé	357	(41)	316	313
Campo Limpo Paulista	15,440	(3,374)	12,066	12,045
Conchas	3,606	(624)	2,982	2,951
Duartina	1,639	(360)	1,279	1,246
Estância de Serra Negra	15,149	(2,066)	13,083	13,203
Itapira	16,123	(1,330)	14,793	14,793
Itararé	5,835	(1,669)	4,166	4,167
Marabá Paulista	1,603	(126)	1,477	1,496
Miguelópolis	4,447	(1,271)	3,176	3,201
Osasco	288,447	(71,674)	216,773	218,860
Paraguaçu Paulista	15,121	(4,309)	10,812	10,233
Paulistânia	155	(35)	120	120
Sandovalina	2,385	(129)	2,256	2,283
Santa Maria da Serra	1,148	(278)	870	882
São Bernardo do Campo	237,464	(33,015)	204,449	206,437
Várzea Paulista	13,623	(3,425)	10,198	9,953

Total	630,329	(125,964)	504,365	507,789

The amortization of intangible assets is performed during the effective period of the concession agreements of the related municipalities.

In the first quarter of 2008 and 2007, amortization expenses related to concession intangible rights were R$5,323 and R$5,083, respectively.

b) Program contracts

Upon renewal of certain program contracts, the Company assumed commitments to financially participate in social and environmental sanitation actions. These commitments are being amortized according to the effective period of the program contract. The amounts refer to the following municipalities:

Page: 25

		Mar 2008

Municipality	Amount	Accumulated amortization	Net

Alfredo Marcondes	70	-	70
Bento de Abreu	50	-	50
Bocaina	800	(7)	793
Campos do Jordão	3,000	(58)	2,942
Emilianópolis	112	(2)	110
Fernandópolis	9,500	(79)	9,421
Franca	30,000	(667)	29,333
Jales	5,200	(101)	5,099
Lorena	9,000	(75)	8,925
Mombuca	196	(2)	194
Planalto	39	(1)	38
São Luiz do Paraitinga	600	(5)	595
Valentim Gentil	140	(1)	139

Total	58,708	(998)	57,710

The amortization is performed during the effective period of the program contracts (mostly 30 years).

In the first quarter of 2008, amortization expenses related to the program contracts total R$998.

The amounts not yet disbursed related to program contracts are recorded under the caption “program contract commitments” in current liabilities, R$29,033, and noncurrent liabilities, R$16,940.

Page: 26

8. LOANS, FINANCING AND DEBENTURES

(i) Debit balance of loans and financing

	Mar 2008				Dec 2007

									Annual
								Final	interest	Monetary
	Current	Noncurrent	Total	Current	Noncurrent	Total	Guarantees	maturity	rate	adjustment

In local currency:

Banco do Brasil	243,699	1,582,501	1,826,200	238,194	1,642,644	1,880,838	São Paulo State Government and own funds	2014	8.50%	UPR
6th issue of debentures	-	438,212	438,212	-	427,657	427,657	No guarantees	2010	11%	IGP -M
7th issue of debentures	200,000	115,092	315,092	-	312,362	312,362	No guarantees	2010	CDI+1.5% and 10.8%	IGP -M
8th issue of debentures	-	746,854	746,854	-	737,438	737,438	No guarantees	2011	CDI+1.5% and 10.75%	IGP -M
Caixa Econômica Federal	59,739	485,319	545,058	58,267	490,904	549,171	Own Funds	2008/2022	5% to 9.5%	UPR
FIDC – Sabesp I	55,556	111,111	166,667	55,555	125,000	180,555	Own Funds	2011	CDI + 0.70%%
National Bank for Economic and Social Development (BNDES)	41,928	155,306	197,234	41,904	165,689	207,593	Own Funds	2013	3% + TJLP 6% limit
Other	3,088	17,370	20,458	3,146	18,753	21,899		2009/2011	12% / CDI /TJLP + 6%	UPR
Interest and financial charges	113,195	32,752	145,947	93,398	32,036	125,434

	717,205	3,684,517	4,401,722	490,464	3,952,483	4,442,947

In foreign currency:
Inter -American Development Bank (BID): US$ 441,642,000 (2007 -US$ 432,099,000)	66,549	705,927	772,476	64,764	700,613	765,377	Federal government	2016/2025	3.00 to 5.61%	Currency Basket US$
Eurobonds: US$ 238,052,000 (2007 - US$ 238,052,000)	171,503	244,874	416,377	173,680	247,982	421,662	No guarantees	2008/2016	12% and 7.5%	US$
JBIC – Yen 4,341,649,000 (2006– Yen 2,654,422,000)	-	76,183	76,183	-	42,043	42,043	Federal government	2029	1.8% and 2.5%	Japanese Yen
Interest and financial charges	24,862	-	24,862	13,206	-	13,206

	262,914	1,026,984	1,289,898	251,650	990,638	1,242,288

Total loans and financing	980,119	4,711,501	5,691,620	742,114	4,943,121	5,685,235

As of March 31, 2008, the Company did not have balances of loans and financing raised in the short-term.

Exchange rates as of March 31, 2008: US$ 1.7491; Yen 0.017547 (December 31, 2007: US$ 1.7713; Yen 0.015839) .

UPR: Standard Reference Unit TJLP: Long-term interest rate
CURRENCY BASKET: Amount related to the account unit IADB and IBRD
CDI: Interbank Deposit Rate IGP-M: General market price index

(ii) Repayment schedule of loans and financing

The total debt volume to be paid through the end of 2008 is R$670,912 and the amount denominated in US dollar is R$262,914 and the amount of R$407,998 refers to the interest and principal of loans denominated in Brazilian reais falling due.

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BANK	2008	2009	2010	2011	2012	2013	2014 and thereafter	TOTAL
COUNTRY Federal Government/Banco do Brasil Caixa Econômica Federal (CEF) Debentures FIDC – SABESP I BNDES (National Bank for Economic and Social Development) Other Interest and charges	180,825 44,470 - 41,667 31,446 2,333 107,257	259,690 62,437 774,073 55,556 41,928 5,920 18,312	282,655 67,033 329,231 55,556 41,928 6,381 16,303	307,652 72,545 396,854 13,888 41,928 5,824 4,075	334,858 78,399 - - 35,986 - -	364,471 78,544 - - 4,018 - -	96,049 141,630 - - - - -	1,826,200 545,058 1,500,158 166,667 197,234 20,458 145,947
Total - Domestic	407,998	1,217,916	799,087	842,766	449,243	447,033	237,679	4,401,722
ABROAD IADB Eurobonds JBIC Interest and charges	66,549 171,503 - 24,862	66,550 - - -	66,550 - - -	66,550 - 2,059 -	66,550 - 4,118 -	66,549 - 4,118 -	373,178 244,874 65,888 -	772,476 416,377 76,183 24,862
Total Abroad	262,914	66,550	66,550	68,609	70,668	70,667	683,940	1,289,898
Grand Total	670,912	1,284,466	865,637	911,375	519,911	517,700	921,619	5,691,620

(iii) Debt rescheduling

One of the Company’s main goals in to reduce the exposure of foreign currency-denominated debt to reduce costs and volatility on results.

(iv) Covenants

As of March 31, 2008, the Company was compliant with all covenants.

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9. TAXES AND CONTRIBUTIONS

(a) Deferred

	Mar 2008	Dec 2007

In current assets (i)
Deferred income tax	68,987	79,994
Deferred social contribution tax	24,835	28,798

	93,822	108,792

In noncurrent assets (ii)
Deferred income tax	277,125	260,847
Deferred social contribution tax	102,239	96,379

	379,364	357,226

In current liabilities (iii)
Deferred PASEP (tax on revenue)	21,324	21,507
Deferred COFINS (tax on revenue)	53,207	53,742

	74,531	75,249

In noncurrent liabilities (iv)
Deferred income tax	55,764	66,909
Deferred social contribution tax	15,565	19,578
Deferred PASEP (tax on revenue)	15,860	19,128
Deferred COFINS (tax on revenue)	39,195	54,250

	126,384	159,865

	1st Qtr/08	1st Qtr/07

In income
Income tax	(141,316)	(132,968)
Deferred income tax	16,416	13,361

	(124,900)	(119,607)

In income
Social contribution tax	(50,981)	(48,109)
Deferred social contribution tax	5,910	4,810

	(45,071)	(43,299)

(i) In current assets

Calculated mainly based on temporary differences in the amount of R$275,947 (R$319,977 in December 2007).

(ii) In noncurrent assets

Calculated mainly based on temporary differences in the amount of R$1,108,500 (R$1,043,388 in December 2007) for income tax, and R$1,135,989 (R$1,070,876 in December 2007) for social contribution tax.

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(iii) In current liabilities

Calculated substantially on billings to government entities, and the obligation is determined and the allowance is recognized when the service is provided, and its settlement when the invoices are received.

(iv) In noncurrent liabilities

- Income and social contribution taxes

Calculated mainly based on temporary differences in the amount of R$223,055 (R$267,636 in December 2007) for income tax, and R$172,948 (R$217,530 in December 2007) for social contribution tax.

- PASEP and COFINS (taxes on revenue)

Calculated substantially on billings to government entities, and the obligation is determined and the allowance is recognized when the service is provided, and its settlement when the invoices are received.

(b) Reconciliation of the effective tax rate

The amounts recorded as income and social contribution tax expenses in the interim financial statements are reconciled to the statutory rates provided for in law, as shown below:

	1st Qtr/08	1st Qtr/07

Income before taxes	473,696	455,786
Statutory rate	34%	34%

Expenses at statutory rate	(161,057)	(154,967)
Permanent differences:
Realization of revaluation reserve	(7,373)	(7,427)
Other differences	(1,541)	(512)

Income and social contribution taxes	(169,971)	(162,906)

Current income and social contribution taxes	(192,297)	(181,077)
Deferred income and social contribution taxes	22,326	18,171
Effective rate	36%	36%

10. TAX DEBT REFINANCING PROGRAM (PAES)

The Company applied for enrollment in PAES on July 15, 2003, in accordance with Law No. 10684 of May 30, 2003, and included in its application the debts related to COFINS and PASEP which were involved in a legal action challenging application of Law 9718/98, and the outstanding balance under the Tax Recovery Program (REFIS). The total amount included in PAES was R$316,953.

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The debit is being paid in 120 months and the amount paid in the 1st quarter of 2008 was R$9,993 (R$10,938 in the 4th quarter of 2007) and R$2,593 was accrued in the 1st quarter of 2008 (R$3,305 in the 1st quarter of 2007).

The assets offered as guarantee in REFIS, in the amount of R$249,034, are still guaranteeing the amounts in the PAES program.

11. SOCIAL SECURITY LIABILITIES

The Company sponsors Fundação Sabesp de Seguridade Social - Sabesprev, an entity established in August 1990 with the main purpose of managing the pension plan and the welfare program to Sabesp’s employees.

(a) Pension plan benefits:

The monthly contributions to the pension fund - defined benefit correspond to 2.0% by the Company and 2.30% by the participants.

Participants’ contributions above refer to the average contributions, as the discount amount ranges from 1% to 8.5% depending on the salary bracket.

In order to meet the provisions of CVM Resolution No. 371 of December 13, 2000, the amounts of the pension and retirement benefits granted or to be granted, to which employees are entitled after retirement, are presented below.

As of December 31, 2007, based on the report of the independent actuary, Sabesp had a net actuarial liability of R$365,234 representing the difference between the present value of the Company’s obligations to the participating employees, retired employees, and pensioners, and the value of the related assets.

The actuarial liability as of March 31, 2008, in the amount of R$378,630 (December 2007 – R$365,234), is accounted for in noncurrent liabilities.

The estimated expense for 2008 is R$67,129, of which the amount of R$13,396 was recognized in the period from January to March 2008 (R$10,764 in the period from January to March 2007), as shown below:

	1st Qtr/08	1st Qtr/07

Transfer to Sabesprev	4,118	3,832
Actuarial liability recorded	13,396	10,764

Total recorded	17,514	14,596

(b) Welfare plan

The welfare plan, which consists of optional, free choice, health plans are also sponsored by Sabesp and the participants, as follows for the period:

Page: 31

Company: 7.20%, on average, of payroll;
Participating employees: 3.21% of base salary and premiums, equivalent to 2.30% of gross payroll, on average.

12. PROFIT SHARING

In the quarter ended March 31, 2008 R$12,838 was accrued, which is recorded under payroll and related charges, in current liabilities, related to the period from January to December 2008, based on the attainment of goals set during negotiations between the Company and entities representing the employees.

13. RESERVE FOR CONTINGENCIES

				Interest,
				adjustments
	Dec 2007	Additions	Deductions	and reversals	Mar 2008
Customers (i)	526,302	41,740	(39,425)	5,527	534,144
Suppliers (ii)	174,556	3,641	(9,134)	240	169,303
Other civil lawsuits (iii)	127,890	5,030	(6,785)	5,429	131,564
Tax (iv)	34,491	170	(10,190)	(487)	23,984
Labor (v)	61,747	6,324	(931)	(771)	66,369
Environmental (vi)	50,075	9,749	(3,604)	986	57,206

Subtotal	975,061	66,654	(70,069)	10,924	982,570

Escrow deposits	(29,805)	(5,437)	1,839	(642)	(34,045)

Total	945,256	61,217	(68,230)	10,282	948,525

Management, based on a jointly analysis with its legal counsel, recognized a reserves at amount considered sufficient to cover probable losses. The amounts related to lawsuits in sentence execution stage, recorded in current liabilities, under the caption “Reserves”, of R$247,816 (December 2007 – R$290,172), is net of escrow deposits in the amount of R$28,131 (December 2007 – R$29,805), and the amounts recorded in noncurrent liabilities, under the caption “Reserves”, of R$700,709 (December 2007 – R$655,084), is net of escrow deposits in the amount of R$5,914.

(i) Approximately 1,170 lawsuits were filed by commercial customers, which claim that their tariffs should be equal to the tariffs of another consumer category, and therefore claim the refund of the amounts collected by Sabesp. The Company was granted both favorable and unfavorable final decisions at several courts, and recognized a reserve when the likelihood of loss is considered probable.

(ii) Suppliers’ claims include lawsuits filed by some building companies alleging an underpayment of monetary adjustments, withholding of amounts related to the understatement of official inflation rates after the Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progre ss at different courts and a reserve is recognized when the likelihood of loss is considered probable.

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(iii) Other civil lawsuits – refer mainly to indemnity claims for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels, duly accrued when classified as probable losses.

(iv) Tax lawsuits - the reserve for tax contingencies refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company’s legal counsel, duly accrued when classified as probable losses.

(v) Labor lawsuits - the Company is a party to labor lawsuits, involving issues such as overtime, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as of probable loss and accordingly a reserve was recognized.

(vi) Environmental lawsuits - the refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental - Cetesb and the São Paulo State Public Prosecution Office for the imposition of fines for environmental damages allegedly caused by the Company. The amounts recognized in reserves do not always represent the final amount to be disbursed as indemnity of alleged damages, in view of the current stage in which the such lawsuits are and Management’s incapability to reasonably estimate the amounts of future disbursements.

Lawsuits with possible likelihood of loss

The Company is a party to lawsuits and administrative proceedings related to environmental, tax, civil and labor lawsuits, which are considered by its legal counsel as possible losses, and are not recorded in books. The amount attributed to these lawsuits and proceedings is approximately R$1,997,800 as of March 31, 2008 (December 2007 – R$1,943,100).

14. SHAREHOLDERS’ EQUITY

(a) Authorized capital

The Company is authorized to increase capital up to R$4,100,000, based on a Board of Directors’ resolution, after submission to the Supervisory Board’s.

Reverse stock split

The Shareholders’ Meeting held on April 30, 2007 approved the proposal for reverse stock split. The shares were grouped at the ratio of 125-for-1 and since June 4, 2007 are traded in Brazilian reais per share. Capital started to be represented by 227,836,623 registered common shares, without par value, and SABESP’s capital remains unchanged.

Concurrently with the reverse stock split, the American Deposit Receipts (ADRs) started to be traded at the ratio of 1 ADR for each to 2 shares.

(b) Subscribed and paid-up capital

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Subscribed and paid-up capital is represented by 227,836,623 registered common shares, without par value, held as follows:

	Mar 2008		Dec 2007

	Number of		Number of
Shareholders	shares	%	shares	%

State Finance Department	114,508,087	50.26	114,508,087	50.26
Companhia Brasileira de Liquidação e Custódia	59,966,842	26.32	61,690,601	27.08
The Bank Of New York ADR
Department (Equivalent in shares) (*)	53,134,426	23.32	51,409,636	22.56
Other	227,268	0.10	228,299	0.10

	227,836,623	100.00	227,836,623	100.00

(*) Each ADR is equal to 2 shares

(c) Payment to shareholders

Shareholders are entitled to a minimum mandatory dividend of 25% of the adjusted net income, calculated according to the Brazilian corporate law.

Interest on capital declared in 2007, in the amount of R$300,744, will be paid in up to 60 days after the Annual Shareholders’ Meeting, held on April 29, 2008, net of withholding income tax.

(d) Capital reserve

Capital reserve includes tax incentives and donations recorded through December 31, 2007 received from government entities and private institutions.

(e) Revaluation reserve

As provided for by CVM Instruction No. 197/03, the Company decided not to record income and social contribution taxes on the revaluation reserve of property, plant and equipment items recognized in 1991.

The reserve is being realized as a contra entry to the caption “retained earnings”, on the same proportion as the depreciation and write-off of the respective assets.

(f) Changes in the caption “retained earnings”

	Mar 2008	Dec 2007

Realization of revaluation reserve	21,685	87,670
Net income (loss)	303,725	1,048,703
Interest on capital	-	(300,744)
Legal reserve	-	(52,435)
Investment reserve	-	(783,194)

Current balance	325,410	-

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(g) Reserve for investments

Comprised specifically of internal funds for expansion of water supply and sewage service systems.

At the Shareholders' Meeting held on April 29, 2008, Management proposed the capitalization of part of the profit reserve in the amount of R$2,800,000, as this reserve exceeded capital. The proposed was approved and after the capitalization of the profit reserve, capital will be R$6,203,688.

15. FINANCIAL INSTRUMENTS

In accordance with CVM Instruction No. 235/95, the Company estimated the market value of their financial instruments, using available market information and appropriate estimation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of market value. Accordingly, the estimates presented are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated market values.

The carrying amounts and the market values of the Company’s financial instruments as of March 31, 2008 are as follows:

	Carrying		Unrealized gains
	amount	Market value	(losses)

Temporary cash investments (i)	332,490	332,490	-
Loans and financing: (ii)	(5,691,620)	(5,710,110)	(18,490)
Market debts (ii a)	(2,224,475)	(2,242,965)	(18,490)
Institutional debts (ii b)	(3,467,145)	(3,467,145)	-

	(5,359,130)	(5,377,620)	(18,490)

(a) Valuation of financial instruments

As of March 31, 2008, the main financial instruments, as well as their valuation criteria, are described below:

(i) Temporary cash investments – The market value of these assets approximates the amounts stated in the Company’s balance sheets.

(ii) Loans and financing – Liability financial instruments are divided into two groups:

a. Market debts – Debts incurred to obtain funds in the market to cover possible cash requirements of the Company. The financial instruments composing this group are debentures, bonds and FIDC (Receivables Investment Funds), placed in the financial market through book building or similar procedures, in which yield rates demanded by investors are defined at the time of negotiation.

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The market value measurement criteria adopted by the Company for these financial instruments was the UP (unit price) average-deviation method used in the last negotiations, in 2008, carried out in the secondary market in relation to the average UP in the curve.

The information necessary for this measurement was extracted from the following sources: SND – Sistema Nacional de Debêntures (National Debenture System), BovespaFix and Bloomberg.

b. Institutional debts – Debts incurred for the purpose of financing a project related to SABESP’s corporate purpose: water supply and sewage works.
This financing has long-term features, at specific interest rates defined by development agencies (Caixa Econômica Federal, National Bank for Economic and Social Development, Fehidro), and multilateral agencies (IADB, IBRD, JBIC), which prevents us from measuring this financing at market value.

(b) Exchange rate risk

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations, which would increase the liability balances of foreign currency-denominated loans and financing obtained in the market and the related financial expenses. The Company does not have hedge or swap contracts to hedge against this risk, in view of the amounts, costs involved and opportunities. However, when possible, it makes advance purchases of foreign currencies and obtains funding in local currency, as a way to protect itself against exchange rate fluctuations.

A significant portion of the Company’s financial debt was linked to the US dollar and to Yen, in the total amount of R$1,289,898 (note 8). The table below summarizes the Company’s exposure to the exchange rate as of March 31, 2008.

	In thousands

	US$	Japanese Yen

Loans and financing	679,694	4,341,649

(c) Interest rate risk

This risk arises from the possibility that the Company may incur losses due to interest rate fluctuations and indices that increase their interest expenses on loans and financing. The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, in order to evaluate the possible need to replace its debt. As of March 31, 2008, the Company had R$1,002,382 in loans and financing which were obtained at variable interest rates (CDI and TJLP).

Another risk faced by the Company is the lack of correlation between the monetary adjustment indices of its debt and those of its receivables. Water supply and sewage treatment tariffs do not necessarily follow the increases in the interest rates affecting the Company’s debt.

(d) Credit risk

Credit risk is mitigated by selling to a geographically dispersed customer base.

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16. OPERATING REVENUE

	1st Qtr/08	1st Qtr/07

Greater São Paulo Area	1,254,269	1,190,129
Regional systems (i)	404,348	393,095

Total	1,658,617	1,583,224

(i) Comprises municipalities operated in São Paulo State inland and coastal regions.

17. OPERATING COSTS AND EXPENSES

	1st Qtr/08	1st Qtr/07

Cost of sales and services
Payroll and related charges	(242,955)	(231,193)
General supplies	(28,457)	(29,799)
Treatment supplies	(40,040)	(35,506)
Outside services	(85,893)	(82,311)
Electricity	(113,025)	(117,669)
General expenses	(7,924)	(6,690)
Depreciation and amortization	(146,459)	(149,751)

	(664,753)	(652,919)

Selling expenses
Payroll and related charges	(41,377)	(37,548)
General supplies	(1,320)	(1,246)
Outside services	(23,067)	(19,891)
Electricity	(172)	(188)
General expenses	(14,270)	(14,291)
Depreciation and amortization	(939)	(713)
Allowance for doubtful accounts, net of recoveries - 3(c(ii))	(57,468)	(76,303)

	(138,613)	(150,180)

Administrative expenses:
Payroll and related charges	(34,631)	(32,165)
General supplies	(977)	(1,024)
Outside services	(19,489)	(24,549)
Electricity	(305)	(332)
General expenses	(46,159)	(23,838)
Depreciation and amortization	(2,728)	(3,645)
Tax expenses	(8,187)	(8,712)

	(112,476)	(94,265)

Costs, and selling and administrative expenses:
Payroll and related charges	(318,963)	(300,906)
General supplies	(30,754)	(32,069)

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	1st Qtr/08	1st Qtr/07

Treatment supplies	(40,040)	(35,506)
Outside services	(128,449)	(126,751)
Electricity	(113,502)	(118,189)
General expenses	(68,353)	(44,819)
Depreciation and amortization	(150,126)	(154,109)
Tax expenses	(8,187)	(8,712)
Allowance for doubtful accounts, net of recoveries	(57,468)	(76,303)

	(915,842)	(897,364)

Financial expenses:
Interest and charges on loans and financing - local currency	(102,047)	(118,207)
Interest and charges on loans and financing - foreign currency	(15,518)	(18,228)
Other financial expenses	(44,018)	(4,942)
Income tax on remittance abroad	(1,400)	(1,603)
Monetary variation on loans and financing	(26,480)	(21,843)
Other monetary variations	(1,958)	(729)
Reserves for financing contingencies	(10,924)	(25,500)

	(202,345)	(191,052)

Financial income:
Monetary variation gains	16,783	10,518
Income from temporary cash investments	9,739	9,378
Interest and other	25,633	14,013

	52,155	33,909

Financial expenses before exchange variations, net	(150,190)	(157,143)

Exchange variations, net
Exchange variation on loans and financing	(11,533)	46,865
Exchange gains	235	(167)

	(11,298)	46,698

Financial expenses , net	(161,488)	(110,445)

18. AGREEMENT WITH THE MUNICIPALITY OF SÃO PAULO

On November 14, 2007, the Company and the Municipality of Paulo (the Parties) entered into an Agreement to establish the conditions that ensure the stability in the provision of water supply and sewage, and environmental utility services in the city of São Paulo, the main provisions of which are as follows:

1. the Parties made the commitment to take basic sanitation and environmental actions, complementary to the actions of the Municipality of São Paulo, by investing in the deployment and continuity of programs such as: Programa Córrego Limpo (Clean River Progra m) and Programa de Uso Racional da Água – PURA

Page: 38

(Rational Water Use Program), the purpose of which is to ensure a decrease in water consumption by City government units, ensuring water supply to and the quality of living of the population;

2. starting November 14, 2007, Agreement date, all the amounts paid by the Municipality of São Paulo to SABESP, referring to consumption by City departments, agencies, and foundations, net of taxes, will be used in basic sanitation and environmental actions in the municipality;

3. the Municipality made the commitment to resume the payment of consumption bills issued by SABESP, starting November 14, 2007, date of this Agreement’s execution;

4. the Parties shall complete, within 90 days, the projects required to determine the outstanding amounts and prepare the drafts of the Bill to obtain the approval of the City Council to the Cooperation Agreement and Metropolitan Program Contract, to ensure the stable provision by SABESP of water supply and sewage services in the municipality, through associated management of the assumed utility services, jointly by the Municipality and the State of São Paulo, pursuant to the general basic sanitation service principles laid down in State Law 11445/2007 and related State legislation;

5. the Parties and the State shall conclude, within 90 days after the execution of the Agreement, the terms and conditions of the Cooperation Agreement and Metropolitan Program Contract, to ensure the stable provision by SABESP of water supply and sewage services in the municipality;

6. the approval of Municipal Authorization Law is an essential condition both for signing the Cooperation Agreement, to be signed by the Municipality and the State of São Paulo, and the Metropolitan Program Contract, to be signed by the Municipality and SABESP;

7. after the Bill is submitted to the City Council, the Parties will enter into an instrument from settlement of outstanding debts. A discount in the amount of R$120 million on the City’s debts will be granted, under contract. These debts will be paid free of financial charges arising from interest, fines and monetary adjustment, and part of the debts shall be paid by December 2008 and the rest under Municipal Interdepartmental Administrative Rule 01/2005, in seven annual installments;

8. the Parties shall require the termination of the collection lawsuits filed by Sabesp, where Sabesp shall pay the court fees, and each Party shall pay the lawyers’ fees, in an estimated amount of R$1.9 million.

The First Amendment to the Agreement with the Municipality of São Paulo was entered into on February 11, 2008. The Parties decided to extend the agreement for a period equal to the original period, so that the Parties may conclude the required understandings to settle the outstanding debts and prepare the drafts of the Cooperation Agreement, the Metropolitan Contract Program, and the Authorization Bill.

The stages already in progress are the conclusion of the drafts of said instruments, sending the Bill to the City Council, concluding the required understandings to settle the outstanding debts, and jointly defining the sanitation and environmental actions to be taken.

The parties are about to execute the Second Amendment to the Agreement, extending the term for an equal period and providing for automatic renewals, for equal periods, should the parties do not express otherwise.

Page: 39

19. CASH FLOWS

The statement of cash flows reflect the financing, investing, and operating activities of the Company derived from the accounting records prepared in conformity with Brazilian corporate law, and which are presented in conformity with IAS 7 “Statements of Cash Flows”.

	Explanatory
	Notes	1st Qtr/08	1st Qtr/07

Cash flows from operating activities:
Net income		303,725	292,880

Adjustments to reconcile net income:
Deferred taxes		(22,326)	(18,002)
Reserve for contingencies		91,958	47,299
Reversal of provision for losses		(226)	-
Other reserves		117	-
Social security liabilities		17,514	14,595
Write-offs of property, plant and equipment	6(b)	3,236	1,960
Write-offs of deferred charges		-	801
Depreciation and amortization	17	150,126	154,109
Interest on loans and financing payable	17	118,965	138,038
Monetary and exchange variations from loans and financing	17	38,013	(25,022)
Monetary variation from interest on capital		7,338	-
Interest and monetary variation on liabilities	10	2,593	3,305
Interest and monetary variation on assets		(6,141)	(4,416)
Allowance for doubtful accounts	3(c(ii)) and 17	57,468	76,303

Changes in assets:
Trade accounts receivable		(93,120)	(105,717)
Related-party transactions		169,292	15,341
Inventories		7,931	6,972
Recoverable taxes		6,480	(2,190)
Other receivables		(26,844)	(11,091)
Escrow deposits		(8,043)	(1,973)

Changes in liabilities:
Trade accounts payable		(34,080)	(102,502)
Payroll and related charges		18,404	(29,597)
Taxes payable		13,821	81,837
Services received		(10,495)	(37,116)
Other payables		813	(9,146)
Contingencies		(82,929)	(8,836)
Pension plan	11	(4,118)	(3,832)

Net cash provided by operating activities		719,472	474,000

Page: 40

	Explanatory
	Notes	1st Qtr/08	1st Qtr/07

Cash flows from investing activities
Purchase of property, plant and equipment		(218,029)	(104,135)
Increase in intangible assets		(14,634)	(1,786)

Net cash used in investing activities		(232,663)	(105,921)

Cash flows from financing activities
Loans and financing – long-term:
Borrowings		38,821	32,812
Payments		(202,240)	(275,364)

Payment of interest on capital		(408,162)	(2)

Net cash used in financing activities		(571,581)	(242,554)

Increase in cash and cash equivalents		(84,772)	125,525
Cash and cash equivalents at beginning of year		464,997	328,206
Cash and cash equivalents at end of year		380,225	453,731
Increase (decrease) in cash and cash equivalents		(84,772)	125,525

Cash flow supplemental information:
Interest and taxes paid on loans and financing		96,260	120,089
Capitalization of interest and financial charges	6(c)	12,826	(2,671)
Income and social contribution taxes paid		145,037	87,744
Property, plant and equipment received as donation and/or paid in shares		3,100	6,718
COFINS and PASEP paid		178,731	114,461
Program contract commitments	7(b)	45,973	-

20. SUBSEQUENT EVENTS

I – Granting of loans and financing

Executive Board of the Inter-American Development Bank (IADB)

On April 30, 2008, the Executive Board of the Inter-American Development Bank (IADB) approved the granting of a loan to Sabesp, in the amount of R$250,000,000 (AB loan). The funds will be used to refinance debts falling due and to implement a portion of the Company’s investment plan. The agreement is awaiting signature.

Caixa Econômica Federal - CEF - Programa Saneamento para Todos (Sanitation Program) - FGTS Funds

CEF granted a financing line totaling R$626.91 million, for 71 water supply, sewage and integrated sewage systems projects, in municipalities of the São Paulo, Santos and Campinas metropolitan areas. The execution

Page: 41

of the financing agreement is scheduled for May 2008, and disbursement should take place concurrently to the construction works, which will be completed within 48 months. Repayment will be made in 240 months.

BNDES (National Bank for Economic and Social Development) - FAT (Workers Assistance Fund) funds

BNDES approved a financing line totaling R$174.52 million, to 10 sewage systems projects in the São Paulo, Santos and Campinas metropolitan region. The execution of the financing agreement is scheduled for May 2008, and disbursements should take place concurrently to the construction works, which will be completed within 48 months. Repayment will be made in 150 months.

Page: 42

05.01 - COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

1. 5.2% increase in net revenue, 7.3% increase in EBITDA, with EBITDA margin of 50.3% .

R$ million

		1Q07	1Q08	Change	%

(+)	Gross Operating Revenue	1,583.2	1,658.6	75.4	4.8
(-)	COFINS and PASEP	118.6	118.5	(0.1)	(0.1)
(=)	Net Operating Revenue	1,464.6	1,540.1	75.5	5.2
(-)	Costs and expenses	897.3	915.9	18.6	2.1
(=)	Income before financial income/expenses (EBIT*)	567.3	624.2	56.9	10.0
(+)	Depreciation and amortization	154.1	150.1	(4.0)	(2.6)
(=)	EBITDA**	721.4	774.3	52.9	7.3
	Net Income	292.9	303.7	10.8	3.7
(%)	EBITDA Margin	49.3	50.3

	Earnings per share (R$) (***)	0.01028	1.33

(*) Earnings before interest and taxes on income;
(**) Earnings before interest, taxes, depreciation and amortization;
(***) In June 2007 there was a reverse stock split. Earnings per share in 1Q07 considering the reverse stock split would be R$1.29 per share.

In 1Q08, net operating revenue totaled R$1.5 billion, a 5.2% increase as compared to 1Q07. Costs and expenses, in the amount of R$915.9 million increased 2.1% as compared to 1Q07. EBITDA went from R$721.4 million in 1Q07 to R$774.3 million in 1Q08, up 7.3%, as a result of a higher increase in revenue than in expenses.

EBITDA increased 10.0% to R$ 624.2 million in 1Q08, from R$ 567.3 million in 1Q07.

2. Increase in gross operating revenue

In 1Q08, gross operating revenue increased R$75.4 million, or 4.8%, from R$1,583.2 million in 1Q07 to R$1,658.6 million in 1Q08. The main drivers of this increase were as follows:

  Tariff adjustments of 4.1% since September 2007 and
  1.3% increase in the water and sewage billed volume, of which 0.7% in retail and 6.7% in bulk sales, even though the impact on revenue of the latter is not proportional.

Page: 43

3. Billed volume

The tables below show the billed water and sewage billed volumes, per use category and region in 1Q07 and 1Q08.

QUARTER
BILLED WATER AND SEWAGE VOLUME PER USE CATEGORY – million of m³
	Water			Sewage			Water + Sewage
Per Category	1Q07	1Q08	Chg. %	1Q07	1Q08	Chg. %	1Q07	1Q08	Chg. %
Residential	339.3	341.0	0.5	267.9	271.3	1.3	607.2	612.3	0.8
Commercial	37.7	37.8	0.3	34.2	34.6	1.2	71.9	72.4	0.7
Industrial	8.7	8.8	1.1	8.3	8.2	(1.2)	17.0	17.0	-
Public sector	11.0	10.8	(1.8)	8.8	8.7	(1.1)	19.8	19.5	(1.5)
Total retail	396.7	398.4	0.4	319.2	322.8	1.1	715.9	721.2	0.7
Bulk	66.7	70.6	5.8	6.4	7.4	15.6	73.1	78.0	6.7
Grand Total	463.4	469.0	1.2	325.6	330.2	1.4	789.0	799.2	1.3

QUARTER
BILLED WATER AND SEWAGE VOLUME PER REGION – million of m³
	Water			Sewage			Water + Sewage
Per Region	1Q07	1Q08	Chg. %	1Q07	1Q08	Chg. %	1Q07	1Q08	Chg. %
Metropolitan	262.2	263.3	0.4	215.9	218.1	1.0	478.1	481.4	0.7
Regional (1)	134.5	135.1	0.4	103.3	104.7	1.4	237.8	239.8	0.8
Total retail	396.7	398.4	0.4	319.2	322.8	1.1	715.9	721.2	0.7
Bulk	66.7	70.6	5.8	6.4	7.4	15.6	73.1	78.0	6.7
Grand Total	463.4	469.0	1.2	325.6	330.2	1.4	789.0	799.2	1.3

(1) Consisting of costal and inland regions

4. Costs, and administrative and selling expenses

In 1Q08, the cost of sales and services, and administrative and selling expenses increased R$18.6 million, or 2.1% . On the other hand, the share of costs and expenses in net revenue decreased to 59.5% in 1Q08 from 61.3% in 1Q07.

Page: 44

R$ million

	1Q07	1Q08	Change	Change %

Payroll and related charges	300.9	319.0	18.1	6.0
General supplies	32.1	30.8	(1.3)	(4.0)
Treatment supplies	35.5	40.0	4.5	12.7
Outside services	126.7	128.4	1.7	1.3
Electricity	118.2	113.5	(4.7)	(4.0)
General expenses	44.8	68.4	23.6	52.7
Tax expenses	8.7	8.2	(0.5)	(5.7)

Subtotal	666.9	708.3	41.4	6.2

Depreciation and amortization	154.1	150.1	(4.0)	(2.6)
Credits write-off	76.3	57.5	(18.8)	(24.6)

Costs, and administrative and selling expenses	897.3	915.9	18.6	2.1

Percentage of Net Revenue (%)	61.3	59.5

4.1. Salaries and payroll charges

In 1Q08 there was a R$18.1 million or 6.0% increase in salaries and payroll charges to R$319.0 million, from R$300.9 million, due to the following factors:

Salary increase of 3.37% (IPC-FIPE, consumer price index released by the Institute for Economic Research), since May 2007;

2% increase in payroll, as competence-based compensation since June 2007;

Increase of R$2.6 million in accrued social security dues, due to the change in the discount rate used in the actuarial calculation to 6.59% in 2008 from 8% in 2007.

The Company expanded services and increased the number of connections by employee, from 689 in 1Q07 to 714 in 1Q08.

4.2. General supplies

In 1Q08 there was a increase of R$1.3 million or 4.0%, from R$32.1 million in 1Q07 to R$30.8 million in 1Q08, mainly due to the following: maintenance of household connections, with a R$0.5 million decrease, and systems maintenance, which decreased R$0.7 million.

Page: 45

4.3. Treatment supplies

Expenses on chemicals in 1Q08 were R$4.5 million or 12.7% higher than in 1Q07, from R$35.5 million in 1Q07 to R$40.0 million in 1Q08.

The lower volume of water produced, due to the developments in the Loss Reduction Program, partly offset the increased use of chemicals due to a drop in quality in sourced water.

4.4. Outside services

In 1Q08, outside services increased R$1.7 million or 1.3%, from R$126.7 million to R$128.4 million. The drivers of this result were as follows:

  Reading and bill delivery services in amount of R$2.4 million, as result of the expansion of the TACE (external commercial service technical) and increase in the number of connections;
  R$2.2 million increase in surveillance due to the increase in the area under distance electronic monitoring;
  Preventive and corrective maintenance of the water and sewage treatment systems in the amount of R$2.0 million;
  These increases were virtually offset by R$4.9 million for the allocation of expenses, related to the software licenses.

4.5. Electricity

Posted a decrease of R$4.7 million or 4.0% to R$118.2 million in 1Q07 to R$113.5 million in 1Q08.

This result is linked to a 10.0% reduction in the tariff in the captive market, which is responsible for 77.0% of expenses on electricity and reduction in consumption of electricity by 1.1% in 1Q08 as compare to 1Q07.

	Share %	Average Price Chg. %	Weighted Average (%)
Free Market	23.0	13.0	3.0
Captive Market	77.0	(10.0)	(7.7)
			(4.7)

Page: 46

4.6. General expenses

In 1Q08 there was an increase of R$23.6 million or 52.7%, to R$68.4 million from R$44.8 million, due to:

  New provisions arising from lawsuits filed by customers and expenses on environmental compensations, resulting in an increase on R$21.9 million, and

  Payment for the use of water of the Piracicaba, Capivari, Jundiaí, Jaguarí, Atibaia and Paraíba do Sul rivers hydrographic basins, which increased to R$1.5 million.

4.7. Tax expenses

In 1Q08 there was a R$0.5 million or 5.7% decrease, arising from R$6.3 million reduction for the end of the CPMF (tax on banking transactions). This reduction was partly offset by the payment of IPTU (municipal real estate tax) to the City of São Paulo, in the amount of R$5.3 million, due to the revocation of the exemption.

4.8. Write-off of receivables

Write-off of receivables in 1Q08 decreased R$18.8 million or 24.6%, from R$76.3 million to R$57.5 million, mainly due to the recovery of credits arising from settlements entered into with the Cities of Barueri, São Vicente, Cajamar and Bragança Paulista.

5. Financial income and expenses

5.1. Financial expenses

In 1T08, financial expenses increased R$5.4 million, or 3.2%, as described below:

R$ million

	1Q07	1Q08	Change	%

Financial expenses
Interest and charges on domestic loans and financing	118.2	102.1	(16.1)	(13.6)
Interest and charges on foreign loans and financing	18.3	15.5	(2.8)	(15.3)
Interest on court-ordered indemnities, net of reserve	27.0	39.2	12.2	45.2
Other financial expenses	5.0	17.1	12.1	242.0

Total financial expenses	168.5	173.9	5.4	3.2

Financial income	23.4	35.4	12.0	51.3

Financial expenses, net of income	145.1	138.5	(6.6)	(4.5)

Page: 47

Loans and financing in the domestic market were impacted by the following factors:

• Decrease of R$16.1 million in the interest amount paid related to the settlement of 2nd and 5th series debentures in March 2007 and the 1st and 6th series debentures in September 2007.

As for foreign market financing, we highlight the following:

• R$2.8 million decrease in interest, due to the repayment of loans to the IADB, (January, June, July and December 2007) and the IBRD (in April 2007);

In 1Q08 there was an increase in interest on court ordered indemnities of R$12.2 million, to R$39.2 million in 1Q08 from R$27.0 million in 1Q07. The item other financial expenses posted an increase of R$12.1 million, mainly due to the payment of interest on capital, related to the period March 2004 to December 2006, in the amount of R$7.8 million, as set forth in the second amendment of the GESP (São Paulo State Government) Agreement.

5.2. Financial income

Financial income increased by R$12.0 million to R$35.4 million from R$23.4 million, mainly due to the higher number of payment in installments agreements entered into with customer in 1Q08 as compared to 1Q07.

6. Interest and monetary variation losses and gains

6.1. Monetary variation losses

				R$ million

	1Q07	1Q08	Change	%

Monetary variation on loans and financing	11.9	3.8	(8.1)	(68.1)
Exchange variation on loans and financing	(46.9)	11.5	58.4	(124.5)
Other monetary variations	10.7	24.7	14.0	130.8

Monetary variation losses	(24.3)	40.0	64.3	(264.6)

The net effect of monetary variation losses totaled R$40.0 million in 1T08 against a gain of R$24.3 million in 1Q07. This change is due to:

Page: 48

  A decrease in exchange gains due to lower appreciation of the Brazilian real (1.3%) in relation to the US dollar in 1Q08, as compared to the appreciation in 1Q07 (4.1%), despite a 6.0% depreciation of the Brazilian real in relation to the currency basket in 1Q08 against a 0.43% depreciation in 1Q07, generating a net change of R$58.4 million;

  Decrease in monetary adjustments of R$8.1 million in the agreement with Banco do Brasil, mainly due to a lower change in the TR (a managed prime rate), 0.17% in 1Q08 against 0.48% in the previous period; as well as a reduction in the debit balance due to the payment of installments falling due in the period;

  Increase of R$14.0 million in other monetary variations mainly due to:

    Higher variation of the IGPM (general market price index), 2.38% in 1Q08 against 1.11% in the previous period, with a R$12.7 million increase in monetary variation on debentures;

    Monetary adjustment of a court ordered indemnity, which increase by R$1.2 million.

6.2. Monetary variation gains

Monetary variation gains increased by R$6.7 million or 65.0% to R$17.0 million in 1Q08 from R$10.3 million in 1Q07, mainly due to payment in installment agreements entered into with customers.

7. Nonoperating income (expenses)

Increased by R$12.0 millio n, from an expense of R$1.0 million to an income of R$11.0 million in 1Q08, arising from the following factors:

7.1. Nonoperating income

Nonoperating income increased by R$14.9 million, from R$1.3 million to R$16.2 million in 1Q08, mainly due to the sale of surplus electric power in the amount of R$8.9 million, and expiration of amounts reimbursable to customers in the amount of R$1.3 million.

Page: 49

7.2. Nonoperating expenses

Decrease by R$1.4 million or 70.0% as compared to the same period last year, related to the write-off of discontinued construction works and projects due to obsolescence.

8. Operational Indicators

The table below shows the continuous expansion in services provided b y the Company.

Operational Indicators	1Q07	1Q08	Chg. %

Water connections (1)	6,650	6,804	2.3
Sewage connections (1)	5,036	5,198	3.2
Population directly served by water supply (2)	22.8	23.0	0.9
Population served by sewage collection (2)	18.6	18.9	1.6
Number of employees	16,966	16,804	(1.0)
Number of water and sewage connections by employee.	689	714	3.6
Water volume produced	724.5	721.6	(0.4)
Water loss ratio (%)	31.4	29.1	(7.3)

(1) In thousands of units at end of period.
(2) In million of inhabitants, at end of period. Does not include bulk supply.

Page: 50

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001 - 80

10.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	01
2 - ORDER No.	6
3 - REGISTRATION NO. AT CVM	CVM/SRE/DEB/2004/032
4 - REGISTRATION DATE AT CVM	09/17/2004
5 - SERIES ISSUED	2
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUE NATURE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - MATURITY DATE	09/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITIONS	IGPM + 11%
12 - PREMIUM/DISCOUNT	NONE
13 - NOMINAL AMOUNT (Reais)	1,262 .27
14 - AMOUNT ISSUED (Million Reais)	237,643
15 - NO. OF SECURITIES ISSUED (UNIT)	188,267
16 - OUTSTANDING SECURITIES (UNIT)	188,267
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	09/01/2008

Page: 51

10.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	02
2 - ORDER No.	6
3 - REGISTRATION N0. AT CVM	CVM/SRE/DEB/2004/033
4 - REGISTRATION DATE AT CVM	09/17/2004
5 - SERIES ISSUED	3
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - MATURITY DATE	09/01/2010
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IGPM + 11%
12 - PREMIUM/DISCOUNT	NONE
13 - NOMINAL AMOUNT (Reais)	1,262 .27
14 - AMOUNT ISSUED (Million Reais)	227,107
15 - NO. OF SECURITIES ISSUED (UNIT)	179,920
16 - OUTSTANDING SECURITIES (UNIT)	179,920
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	09/01/2008

Page: 52

10.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	03
2 - ORDER No.	7
3 - REGISTRATION N0. AT CVM	CVM/SRE/DEB/2005/006
4 - REGISTRATION DATE AT CVM	03/10/2005
5 - SERIES ISSUED	1
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE 8 - ISSUE DATE	PUBLIC 03/01/2005
9 - MATURITY DATE	03/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	CDI + 1 .5%
12 - PREMIUM/DISCOUNT	NONE
13 - NOMINAL AMOUNT (Reais)	1,009 .09
14 - AMOUNT ISSUED (Million Reais)	201,818
15 - NO. OF SECURITIES ISSUED (UNIT)	200,000
16 - OUTSTANDING SECURITIES (UNIT) 17 - TREASURY SECURITIES (UNIT)	200,000 0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	09/01/2008

Page: 53

10.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	04
2 - ORDER No.	7
3 - REGISTRATION N0. AT CVM	CVM/SRE/DEB/2005/007
4 - REGISTRATION DATE AT CVM	03/10/2005
5 - SERIES ISSUED	2
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	03/01/2005
9 - MATURITY DATE	03/01/2010
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IGPM + 10.80%
12 - PREMIUM/DISCOUNT	NONE
13 - NOMINAL AMOUNT (Reais)	1,159 .85
14 - AMOUNT ISSUED (Million Reais)	115,985
15 - NO. OF SECURITIES ISSUED (UNIT)	100,000
16 - OUTSTANDING SECURITIES (UNIT)	100,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	03/01/2009

Page: 54

10.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	05
2 - ORDER No.	8
3 - REGISTRATION N0. AT CVM	CVM/SRE/DEB/2005/032
4 - REGISTRATION DATE AT CVM	06/22/2005
5 - SERIES ISSUED	1
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	06/01/2005
9 - MATURITY DATE	06/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	CDI + 1.5%
12 - PREMIUM/DISCOUNT	NONE
13 - NOMINAL AMOUNT (Reais)	1,038,84
14 - AMOUNT ISSUED (Million Reais)	363,594
15 - NO. OF SECURITIES ISSUED (UNIT)	350,000
16 - OUTSTANDING SECURITIES (UNIT)	350,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	06/01/2008

Page: 55

10.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	06
2 - ORDER No. 3 - REGISTRATION N0. AT CVM	8 CVM/SRE/DEB/2005/033
4 - REGISTRATION DATE AT CVM	06/22/2005
5 - SERIES ISSUED	2
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	06/01/2005
9 - MATURITY DATE	06/01/2011
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION 12 - PREMIUM/DISCOUNT	IGPM + 10.75% NONE
13 - NOMINAL AMOUNT (Reais)	1,232 .57
14 - AMOUNT ISSUED (Million Reais)	431,399
15 - NO. OF SECURITIES ISSUED (UNIT)	350,000
16 - OUTSTANDING SECURITIES (UNIT)	350,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	06/01/2008

Page: 56

16.01 - OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

1. CHANGE IN THE INTEREST HELD BY THE CONTROLLING SHAREHOLDER, DIRECTORS AND OFFICERS

CONSOLIDATED SHAREHOLDING POSITION OF CONTOLLING SHAREHOLDER, DIRECTORS AND OFFICERS AND OUTSTANDING SHARES* Position at March 31, 2008
Shareholder	Number of Common Shares (In units)%		Total Number of Shares (In units)%
Controlling Shareholder
State Finance Department	114,508,087	50.3%	114,508,087	50.3%
Management
Board of Directors	4,808	0	4,808	0
Executive Board	-	-	-	-
Supervisory Board	-	-	-	-
Treasury Shares	-	-	-	-
Other Shareholders
Total	114,512,895	50.3%	114,512,895	50.3%
Outstanding Shares	113,323,728	49.7%	113,323,728	49.7%

* In June 2007 there was a reverse stock split

Page: 57

CONSOLIDATED SHAREHOLDING POSITION OF CONTOLLING SHAREHOLDER, DIRECTORS AND OFFICERS AND OUTSTANDING SHARES Position at March 31, 2007
Shareholder	Number de Common Shares (In units)%		Number Total de Ações (In units)%
Controlling Shareholder
State Finance Department	14,313,511,861	50.3%	14,313,511,861	50.3%
Management
Board of Directors	600,007	0	600,007	0
Executive Board	-	-	-	-
Supervisory Board	-	-	-	-
Treasury Shares	-	-	-	-
Other Shareholders
Total	14,314,111,868	50.3%	14,314,111,868	50.3%
Outstanding Shares	14,165,465,959	49.7%	14,165,465,959	49.7%

2. SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF SHARES OF EACH CATEGORY AND CLASS OF SHARES OF THE COMPANY, UP TO THE LEVEL OF INDIVIDUAL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position at March 31, 2008 (In Shares)
	Common Shares		Total
Shareholder	Number	%	Number	%
State Finance Department	114,508,087	50.3	114,508,087	50.3

Page: 58

3. ARBITRATION COMMITMENT CLAUSE

The Company, its controlling Shareholder, Management and members of the Supervisory Board agree to resolve, by means of arbitration, any and all disputes or controversies arising out of or related to the Novo Mercado (New Market) Listing Regulations, BOVESPA’s New Market Participation Agreement, Commitment Clauses, in particular as to their application, validity, effectiveness, interpretation, breach and effects, by means of arbitration to be conducted at the Market Arbitration Chamber, in conformity with the Chamber’s Arbitration Regulations.

Page: 59

17.01 – SPECIAL REVIEW REPORT

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders, Board of Directors and Management of
Companhia de Saneamento Básico do Estado de São Paulo - SABESP
São Paulo - SP

1. We have performed a review of the accounting information contained in the accompanying interim financial statements of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”), for the quarter ended March 31, 2008, consisting of the balance sheet, the statements of income and cash flows, the performance report and the notes to the interim financial statements, all expressed in Brazilian reais and prepared under the responsibility of the Company’s management.

2. Our review was conducted in accordance with specific standards established by the Brazilian

Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council (CFC), and consisted, principally, of: (a) inquiries of and discussions with certain officials of the Company who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements; and (b) review of the information and subsequent events that had, or might have had, material effects on the financial position and results of operations of the Company.

3. Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in the interim financial statements referred to in paragraph 1 for them to be in conformity with standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of interim financial statements, including CVM Instruction No. 469, of May 2, 2008.

4. As mentioned in note 4, the Company is negotiating with the São Paulo State Government the reimbursement of the amounts for supplementary retirement and pension paid by the Company.

5. As mentioned in note 18, on November 14, 2007, the Company entered into an agreement with the São Paulo Municipal Government, seeking stability in the provision of services in the Municipality of São Paulo and establishment of sanitation and environmental actions supplementary to the actions taken by the Municipality.

Page: 60

6. As mentioned in note 2, on December 28, 2007 Law No. 11,638 was enacted, altering, revoking and adding new provisions to Law No. 6,404/76 (Brazilian Corporate Law). This Law is effective for fiscal years beginning on or after January 1, 2008 and introduced changes in Brazilian accounting practices. Although this Law has already become effective, some changes introduced by it are subject to regulation by regulatory agencies before being applied by companies. Accordingly, during this transition phase, CVM, through Instruction No. 469/08, has permitted companies not to apply all the provisions of Law No. 11,638/07 in the preparation of the interim financial statements. Thus, the interim financial statements for the quarter ended March 31, 2008 have been prepared in conformity with specific instructions of CVM and do not include all changes in accounting practices introduced by Law No. 11,638/07.

7. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, May 14, 2008

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Auditores Independentes	Engagement Partner

Page: 61

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001 -80

INDEX

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	REGISTERED OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company’s Mail Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL COMPOSITION	2
01	06	COMPANY CHARACTERISTICS	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	PROCEEDS IN CASH	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	6
03	01	STATEMENT OF INCOME	8
04	01	EXPLANATORY NOTES	10
05 10	01 01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER CHARACTERISTICS OF THE PRIVATE AND PUBLIC ISSUE OF DEBENTURES	43 51
16	01	OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY	57
17	01	REPORT ON THE SPECIAL REVIEW	60

Page: 62

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: August 21, 2008

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.